VIZACOM, INC.
                             Glenpointe Centre East
                           300 Frank W. Burr Boulevard
                            Teaneck, New Jersey 07666
                                 (201) 928-1001


                                                   October 12, 2000

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  Form S-8 Registration Statement
               Registration No.333-13063
               Retraction of Application to Withdraw Registration Statement
               ------------------------------------------------------------

Dear Sir or Madam:

     On September 18, 2000, Vizacom Inc. (the "Company") filed a Form RW application (the "Form RW Application") requesting the withdrawal of the Company's Registration Statement on Form S-8 (Registration No.:333-13063) (the "Registration Statement") filed with the Commission on September 30, 1996.

     The Company hereby retracts the Form RW Application and will file post-effective amendments to the Registration Statement deregistering all of the shares of the Company's common stock registered thereunder.

     If you have any questions or comments, with respect to this withdrawal request, please contact either the Company's counsel, Neil M. Kaufman, Esq., of Kaufman & Moomjian, LLC, at 50 Charles Lindbergh Boulevard - Suite 206, Mitchel Field, New York 11553 (Telephone: 516-222-5100), or the undersigned.

                                Very truly yours,

                                VIZACOM INC.

                                By:   /s/ Alan W. Schoenbart
                                    ------------------------------------
                                      Alan W. Schoenbart
                                      Vice President - Finance and
                                      Chief Financial Officer